Silver Standard Resources Inc.
Consolidated Balance Sheets
As at September 30, 2010

(expressed in thousands of United States dollars - unaudited)

		September 30	December 31
	Note	2010	2009
		$	$
Assets

Current assets
Cash and cash equivalents		35,839	26,659
Accounts receivable		16,482	6,238
Marketable securities	3b	19,525	17,863
Inventories	4	27,304	20,565
Prepaid expenses and other assets		3,433	2,013
Asset held for sale	5	-	1,859
		102,583	75,197

Restricted cash		2,061	1,934
Convertible debenture	3c	6,335	6,081
Value added tax recoverable	3d	66,912	54,095
Mineral properties and property, plant, and equipment	5	650,921	612,618
		828,812	749,925
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		36,525	48,265
Accrued interest on convertible notes	6	510	2,076
Current portion of asset retirement obligations		347	341
		37,382	50,682

Asset retirement obligations		12,053	11,150
Taxes payable		3,370	3,370
Future income tax liability		35,272	36,798
Long-term convertible notes	6	116,275	110,739
		204,352	212,739

Shareholders' Equity

Share capital		649,101	538,700
Value assigned to stock options		46,222	40,417
Value assigned to convertible notes		37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive loss		(10,343)	(11,747)
Deficit		(98,909)	(68,573)
Equity attributable to Silver Standard shareholders		623,964	536,690

Non-controlling interest		496	496

Total Shareholders' Equity		624,460	537,186
		828,812	749,925

Commitments (note 3d)
Subsequent event (note 13)

Approved on behalf of the Board of Directors

“John R. Brodie”	“Peter W. Tomsett”
John R. Brodie, FCA	Peter W. Tomsett
(Chairman of the Audit Committee)	(Director)

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)

(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$

Revenue		41,557	-	67,179	-

Cost of sales		24,940	-	56,067	-
Depletion, depreciation and amortization		6,594	-	19,441	-

Earnings (Loss) from mine operations		10,023	-	(8,329)	-

General and administration		4,382	2,606	14,034	7,378
Stock-based compensation	7b	2,289	1,247	6,347	4,770
Property examination and exploration		169	73	449	183
Reclamation and accretion		474	86	1,290	258

Earnings (Loss) from operations		2,709	(4,012)	(30,449)	(12,589)

Other income (expenses)
Investment income		409	233	1,030	814
Foreign exchange gain (loss)		(3,715)	2,932	(6,515)	4,598
Other income (expense)	11	614	365	15,709	2,143
Interest expense	6	(3,404)	-	(10,180)	-

		(6,096)	3,530	44	7,555

Earnings (Loss) before income taxes		(3,387)	(482)	(30,405)	(5,034)

Income tax recovery (expense):
Current income taxes		(3,564)	-	(5,662)	900
Future income taxes		(549)	387	5,731	67

		(4,113)	387	69	967

Loss for the period		(7,500)	(95)	(30,336)	(4,067)

Weighted average shares outstanding (thousands)
Basic and diluted		78,767	70,143	77,531	67,864

Loss per common share
Basic and diluted loss per share		(0.10)	(0.00)	(0.39)	(0.06)

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars - unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$

Operating activities
Loss for the period		(7,500)	(95)	(30,336)	(4,067)
Items not affecting cash
Depletion, depreciation and amortization		6,664	59	19,654	165
Stock-based compensation	7b	2,289	1,247	6,347	4,770
Asset retirement obligations		409	76	1,238	221
Gain on sale of imarketable securities and mineral property		(741)	(71)	(16,188)	(1,991)
and property, plant and equipment
Unrealized (gain) loss on held-for-trading financial instruments	3c	62	(158)	479	(141)
Accretion expense on convertible notes	6	1,839	-	5,535	-
Interest income on convertible debenture		(217)	(139)	(630)	(519)
Write-down of mineral properties		-	-	-	377
Write-down of convertible debenture and other investments		-	-	-	2,002
Future income tax recovery		549	(387)	(5,731)	(67)
Foreign exchange (gain) loss		110	(1,873)	2,009	(3,280)
Increase (decrease) in non-cash working capital items	10	1,454	(4,336)	(1,165)	(16,543)

Cash generated (used) in operating activities		4,918	(5,677)	(18,788)	(19,073)

Financing activities
Shares issued for cash		1,067	51,030	116,220	151,786
Share issue costs		(152)	(3,124)	(6,631)	(8,921)

Cash generated by financing activities		915	47,906	109,589	142,865

Investing activities
Expenditures on mineral properties		(26,357)	(8,274)	(41,416)	(16,941)
Settlement of payables for property, plant and equipment		(5,106)	(37,420)	(42,931)	(121,368)
Increase in value added tax recoverable (net)		(4,828)	(6,681)	(15,216)	(18,636)
Proceeds from sale of marketable securities		8,578	197	11,015	4,026
Net proceeds from sale of mineral property		-	-	6,927	-

Cash used in investing activities		(27,713)	(52,178)	(81,621)	(152,919)

Increase (decrease) in cash and cash equivalents		(21,880)	(9,949)	9,180	(29,127)

Cash and cash equivalents - Beginning of period		57,719	52,835	26,659	72,013

Cash and cash equivalents - End of period		35,839	42,886	35,839	42,886

Supplementary cash flow information (note 10)

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)

(expressed in thousands of United States dollars - unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$

Loss for the period		(7,500)	(95)	(30,336)	(4,067)

Other comprehensive loss
Unrealized gain on marketable securities, net of tax	3b	4,884	1,943	3,845	1,841
Realized gain on sale of marketable securities recycled to net loss, net of tax	3b	(628)	(59)	(2,645)	(1,513)
Foreign exchange gain on marketable securities		522	702	204	1,635
Other comprehensive income for the period		4,778	2,586	1,404	1,963
Comprehensive income (loss) for the period		(2,722)	2,491	(28,932)	(2,104)

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2010

 (expressed in thousands of United States dollars - unaudited)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other			Non-
	Number of		to stock	convertible	Contributed	comprehensive			controlling	Total
	shares	Amount	options	notes	Surplus	income (loss)	Deficit	Total	interest	Equity
	(thousands)	$	$	$	$	$	$	$	$	$

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916	496	460,412

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)	-	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101	496	389,597

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578	-	5,578
Value assigned to options granted	-	-	6,547	-	-	-	-	6,547	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822	-	7,822
Loss for the period	-	-	-	-	-	-	(13,193)	(13,193)	-	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690	496	537,186

Issued for cash:
Public offering	6,729	114,389	-	-	-	-	-	114,389	-	114,389
Share issue costs	-	(6,355)	-	-	-	-	-	(6,355)	-	(6,355)
Exercise of options	29	323	-	-	-	-	-	323	-	323
Value assigned to options granted	-	-	2,143	-	-	-	-	2,143	-	2,143
Value of options exercised	-	237	(237)	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(549)	-	(549)	-	(549)
Loss for the period	-	-	-	-	-	-	(7,637)	(7,637)	-	(7,637)

Balance, March 31, 2010	78,723	647,294	42,323	37,383	510	(12,296)	(76,210)	639,004	496	639,500

Issued for cash:
Share issue costs	-	(124)	-	-	-	-	-	(124)	-	(124)
Exercise of options	29	441	-	-	-	-	-	441	-	441
Value assigned to options granted	-	-	2,121	-	-	-	-	2,121	-	2,121
Value of options exercised	-	176	(176)	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(2,825)	-	(2,825)	-	(2,825)
Loss for the period	-	-	-	-	-	-	(15,199)	(15,199)	-	(15,199)

Balance, June 30, 2010	78,752	647,787	44,268	37,383	510	(15,121)	(91,409)	623,418	496	623,914

Issued for cash:
Share issue costs	-	(152)	-	-	-		-	(152)	-	(152)
Exercise of options	67	1,067	-	-	-	-	-	1,067	-	1,067
Value assigned to options granted	-	-	2,353	-	-	-	-	2,353	-	2,353
Value of options exercised	-	399	(399)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	4,778	-	4,778	-	4,778
Loss for the period	-	-	-	-	-	-	(7,500)	(7,500)	-	(7,500)

Balance, September 30, 2010	78,819	649,101	46,222	37,383	510	(10,343)	(98,909)	623,964	496	624,460

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994.  These projects are located in seven countries in the Americas and Australia.  With the Pirquitas Project in Argentina entering production in December 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline.  These include our San Luis, Pitarrilla, Diablillos, Snowfield, Brucejack and San Agustin projects.  In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.  Certain of our projects also contain significant gold resources.  Prior to the year ended December 31, 2009, we were a development stage company.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year.  We will periodically need to obtain additional financing (see note 7 – Shareholders’ Equity), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except for the adoption of new accounting standards described below.  These statements do not contain all of the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

 Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis.  The adoption of these standards did not have a material impact on our consolidated financial statements other than the presentation of non-controlling interest within shareholders’ equity on the balance sheet.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent accounting pronouncements

The only recent accounting pronouncement issued which will have a significant impact on the Company in the future is as follows:

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

3	FINANCIAL INSTRUMENTS

As at September 30, 2010, the carrying and fair values of our financial instruments by category are as follows:

					September 30, 2010
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	35,839	-	-	-	35,839	35,839
Accounts receivable	9,351	7,131	-	-	16,482	16,482
Marketable securities (note 3b)	-	-	19,525	-	19,525	19,525
Restricted cash	-	-	2,061	-	2,061	2,061
Convertible debenture (note 3c) (1)	4	6,331	-	-	6,335	6,360
	45,194	13,462	21,586	-	80,242	80,267
Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	36,525	36,525	36,525
Convertible notes (note 6) (2)	-	-	-	116,785	116,785	131,273
	-	-	-	153,310	153,310	167,798

(1) The fair value of our convertible debenture is estimated using the discounted cash flow method at market rates on the balance sheet date.  The fair value relates to both the debt and conversion feature of our convertible debenture.

(2) The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-counter market on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3   FINANCIAL INSTRUMENTS (Cont’d)

  (a)    Fair value hierarchy

 CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The table below shows the financial instruments carried at fair value by valuation method.

	Fair Value at September 30, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Cash and cash equivalents	35,839	35,839	-	-
Marketable securities	19,525	19,525	-	-
Trade receivables from provisional invoices	9,351	-	9,351	-
Restricted cash	2,061	2,061	-	-
Derivatives	4	-	4	-
	66,780	57,425	9,355	-

(b)  Marketable Securities

At September 30, 2010, we held marketable securities designated as available-for-sale with total fair value of $19,525,000 (December 31, 2009 - $17,863,000) and total cost of $8,042,000 (December 31, 2009 - $7,732,000).  The mark-to-market gain (loss) recognized in Other Comprehensive Loss for these instruments is as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$

Unrealized gain on marketable securities	5,748	2,342	4,525	2,219
Future tax in OCI	(864)	(399)	(680)	(378)

	4,884	1,943	3,845	1,841

Realized gains recycled to net loss	(741)	(71)	(3,115)	(1,824)
Future tax recycled to net loss	113	12	470	311

	(628)	(59)	(2,645)	(1,513)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

(c)  Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project.  In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.

At September 30, 2010, the carrying value of the debenture was $6,335,000 (December 31, 2009 - $6,081,000).  Of this amount, $6,331,000 (December 31, 2009 - $5,606,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $4,000 (December 31, 2009 - $475,000) represents the fair value of the conversion feature using the Black-Scholes method.

For the three months ended September 30, 2010, interest and accretion income of $313,000 (September 30, 2009 - $216,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $62,000 (September 30, 2009 - unrealized gain $158,000) was recorded in relation to adjusting the fair value of the conversion feature.

For the nine months ended September 30, 2010, interest and accretion income of $605,000 (September 30, 2009 - $720,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $479,000 (September 30, 2009 – unrealized gain of $141,000) was recorded in relation to adjusting the fair value of the conversion feature.

 (d)  Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives. Our use of derivatives has been limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.

During the three and nine months ended September 30, 2010, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at September 30, 2010 is as follows:

	September 30	December 31
	2010	2009
	$	$

Cash and cash equivalents	35,839	26,659
Accounts receivable	16,482	6,238
Restricted cash	2,061	1,934
Convertible debenture receivable	6,331	5,606
Value added tax recoverable	66,912	54,095
	127,625	94,532

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at September 30:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	36,525	-	-	-	36,525
Asset retirement obligations	347	2,505	2,411	18,611	23,874
Long-term convertible note repayments *	-	138,000	-	-	138,000
Interest on convertible notes *	6,210	12,420	-	-	18,630
Capital expenditure commitments	303	1,047	-	-	1,350
Operating expenditure commitments	2,416	9,930	9,058	3,010	24,414
Minimum rental and lease payments	124	1,024	132	-	1,280
	45,925	164,926	11,601	21,621	244,073

* Convertible notes are due in 2028 but are expected to be repaid in 2013.  The notes bear an interest rate of  4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Market Risk

i)  Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at September 30, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	September 30, 2010
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	1,688	6,335	-	(8,342)
Mexican peso	451	-	33	(359)
Argentinean peso	4,717	-	66,879	(12,196)
Australian dollar	144	-	-	(12)
Peruvian soles	259	-	-	(1,820)

	7,259	6,335	66,912	(22,729)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

During the three and nine months ended September 30, 2010, we recognized a foreign exchange loss of $3,715,000 (September 30, 2009 – gain of $2,932,000) and $6,515,000 (September 30, 2009 – gain of $4,598,000).  Based on the above net exposures at September 30, 2010, a 10% change in the above currencies against the U.S. dollar would result in $5,777,700 change in our net earnings.

     ii)  Interest Rate Cash Flow Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at September 30, 2010, the weighted average interest rate of our cash equivalents investment was 0.11%.  With other variables unchanged, a 1% change in the interest rate would result in a $434,000 (September 30, 2009 - $570,000) change in our net earnings.

iii)  Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4	INVENTORIES

	September 30	December 31
	2010	2009
	$	$

Finished goods	4,874	6,141
Stockpiled ore	15,860	9,310
Materials and supplies	6,570	5,114
	27,304	20,565

During the three months ended September 30, 2010, we recorded an inventory write-down of $47,000 (September 30, 2009 - $nil). During the nine months ended September 30, 2010, we recorded an inventory write-down of $11,057,000 (September 30, 2009 - $nil) resulting from production costs being higher than the net realizable value of inventory during the ramp up of production in the quarter following the commencement of production at December 1, 2009.

5	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	September 30, 2010				December 31, 2009
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	180,410	(6,110)	174,300	180,636	(618)	180,018
Non-depletable exploration properties	243,641	-	243,641	191,047	-	191,047
	424,051	(6,110)	417,941	371,683	(618)	371,065
Construction in progress
Pirquitas, Argentina	918	-	918	8,015	-	8,015

Property, plant and equipment
Building, mining equipment and machinery	259,865	(29,231)	230,634	247,214	(15,431)	231,783
Other	3,321	(1,893)	1,428	3,268	(1,513)	1,755
	263,186	(31,124)	232,062	250,482	(16,944)	233,538

	688,155	(37,234)	650,921	630,180	(17,562)	612,618

During the three and nine months ended September 30, 2010, we recorded $4,439,000 (September 30, 2009 – $742,000) and $14,180,000 (September 30, 2009 – $3,999,000), respectively, of depreciation on property, plant, and equipment, of which $52,000 (September 30, 2009 – $59,000) and $159,000 (September 30, 2009 – $165,000) was charged to the Consolidated Statements of Earnings (Loss); $56,000 (September 30, 2009 – $683,000) and $99,000 (September 30, 2009 – $3,834,000)  was deferred as mineral property costs; and $4,331,000 (September 30, 2009 –$nil) and $13,922,000 (September 30, 2009 –$nil) was allocated to inventory.  In addition, during the three and nine months ended September 30, 2010, we recorded $1, 838,000 (September 30, 2009 - $nil) and $5,492,000 (September 30, 2009 - $nil) of depletion on producing properties which was allocated to inventory.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At September 30, mineral property costs are as follows:
	September 30, 2010				December 31, 2009
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration Projects	$	$	$	$	$

Diablillos, Argentina	4,516	13,463	-	17,979	16,532
Bowdens, Australia	8,902	7,656	3,818	20,376	19,840
Snowfield, Canada	259	27,176	-	27,435	18,062
BruceJack, Canada	2,146	11,491	-	13,637	2,979
Sunrise Lake, Canada	1,008	66	-	1,074	1,072
Challacollo, Chile	2,659	5,080	515	8,254	7,049
Pitarrilla, Mexico	17,479	58,832	4,494	80,805	62,739
San Marcial, Mexico	1,020	464	124	1,608	1,608
Veta Colorada, Mexico	3,689	1,089	281	5,059	4,690
Berenguela, Peru	10,618	5,348	7,528	23,494	21,109
San Luis, Peru	559	25,178	2,997	28,734	22,090
Candelaria, United States	2,434	3,525	348	6,307	6,061
Maverick Springs, United States	565	1,983	41	2,589	2,581
Other exploration projects	1,481	4,426	383	6,290	4,635

	57,335	165,777	20,529	243,641	191,047

Exploration Project Held for Sale

Silvertip, Canada	-	-	-	-	1,859

In February 2010, we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after-tax gain of $13,073,000.

During the nine months ended September 30, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse.  As a result, a $377,000 write-down of mineral properties was recorded to net loss for the period.

6	LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”).  The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes.  The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method.  The fair value of the equity component of $38,856,000 was estimated using the residual value method.

At September 30, 2010, the carrying value of accrued interest related to the Notes was $510,000 (December 31, 2009 - $2,076,000) and the long-term portion was $116,275,000 (December 31, 2009 - $110,739,000).  During the three months ended September 30, 2010, accretion expense and interest expense related to the convertible notes was $1,839,000 (September 30, 2009 - $1,708,000) and $1,565,000 (September 30, 2009 - $1,565,000), respectively.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6    LONG-TERM CONVERTIBLE NOTES (Cont’d)

For the nine months ended September 30, 2010, accretion expense and interest expense related to the convertible notes was $5,535,000 (September 30, 2009 - $4,981,000) and $4,645,000 (September 30, 2009 - $4,644,000), respectively.  All interest and accretion expense incurred during the three and nine months ended September 30, 2010 was recognised as expense. All accretion and interest expense incurred during the three and nine months ended September 30, 2009 was capitalized to construction in progress.

7	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At September 30, 2010, we had unlimited authorized common shares and 78,818,726 common shares issued and outstanding (December 31, 2009 – 71,964,708).

During the nine months ended September 30, 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses during the three and nine months ended September 30, 2010 of $152,000 and $6,631,000, net proceeds were $107,758,000.

During the nine months ended September 30, 2009, we closed a public share offering of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and offering expenses during the nine months ended September 30, 2009 of $8,921,000, net proceeds were $141,079,000.

(b)	Stock Options

At September 30, 2010, the total number of options outstanding was 5,570,185 with exercise prices ranging from C$10.50 to C$40.62 with weighted average remaining lives of 4.1 years.  This represents 7.1% of issued and outstanding capital.

During the nine months ended September 30, 2010, 585,000 options were granted to employees exercisable over a 10 year period at an average strike price of C$17.52 and average fair value of C$9.21. During the nine months ended September 30, 2009, 120,000 options were granted to employees exercisable over a 10 year period at a strike price of C$23.57 and average fair value of C$13.02.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7	SHAREHOLDERS’ EQUITY (Cont’d)

The allocation of stock based compensation was as follow:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$	$	$	$
Consolidated Balance Sheets
Mineral property costs	64	91	270	130

Consolidated Statements of Earnings (Loss)
Stock based compensation - General and administration	2,289	1,247	6,347	4,770

Total stock based compensation	2,353	1,338	6,617	4,900

8	RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2010, we recorded administrative, technical services and expense reimbursements of $13,000 (September 30, 2009 - $38,000) and $44,000 (September 30, 2009 - $377,000) from companies related by common directors or officers.  At September 30, 2010, accounts receivable include $4,000 (December 31, 2009 - $35,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

9	CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of assets (note 5).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the three and nine months ended September 30, 2010 and 2009:

Increase (decrease) in non-cash working	Three months ended September 30		Nine months ended September 30
capital items	2010	2009	2010	2009
	$	$	$	$

Accounts receivable	(6,831)	(943)	(10,244)	(653)
Prepaid expenses and deposits	(18)	(288)	(1,420)	(809)
Inventory	389	(3,308)	(6,821)	(4,580)
Accounts payable, accrued liabilities and				526
current portion of asset retirement obligation	9,454	1,743	18,886	503
Accrued interest on convertible debt	(1,540)	(1,540)	(1,566)	(1,530)
Current portion of taxes payable	-	-	-	(10,000)

	1,454	(4,336)	(1,165)	(16,543)

Non-cash investing activities
Shares received for sale of mineral property	-	-	7,832	388

Interest and taxes paid
Interest paid	3,105	3,105	6,210	6,210
Taxes paid	2,565	-	4,663	9,100

11	OTHER INCOME

		Three months ended September 30		Nine months ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$

Gain on sale of marketable securities	3b	741	71	3,115	1,824
Gain on other investments		-	136	-	388
Unrealized gain (loss) on financial instruments
held-for-trading	3c	(62)	158	(479)	141
Gain on sale of mineral property and property,
plant and equipment	5	(65)	-	13,073	167
Write down of mineral property	5	-	-	-	(377)

		614	365	15,709	2,143

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate.  Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina.  The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis.  Our exploration activities have been aggregated and reported as a non-operating segment as a result of meeting certain quantitative guidelines.  At September 30, 2010 our exploration properties were considered a reportable segment as total assets exceeded 10% of our total consolidated assets.

Our reportable segments for the three and nine months ended September 30, 2010 are as follows:
		Three months ended September 30, 2010
		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	41,557	-	-	41,557
Cost of sales		(24,940)	-	-	(24,940)
Depletion, depreciation and amortization		(6,594)	-	-	(6,594)
General and administration		-	-	(4,382)	(4,382)
Other	(b)	(2,633)	(113)	(6,282)	(9,028)
Earnings (Loss) before income taxes		7,390	(113)	(10,664)	(3,387)
Income tax recovery (expense)		(4,865)	-	752	(4,113)

Net earnings (loss)		2,525	(113)	(9,912)	(7,500)

Mineral properties and property, plant and equipment		406,050	244,349	522	650,921

(a) All revenues are attributed to sales in Argentina.
(b) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SEGMENTED FINANCIAL INFORMATION (Cont’d)

		Nine months ended September 30, 2010
		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	67,179	-	-	67,179
Cost of sales		(56,067)	-	-	(56,067)
Depletion, depreciation and amortization		(19,441)	-	-	(19,441)
General and administration		-	(16)	(14,018)	(14,034)
Other	(b)	(3,641)	(442)	(3,959)	(8,042)
Loss before income taxes		(11,970)	(458)	(17,977)	(30,405)
Income tax recovery (expense)		(143)	-	212	69

Net loss		(12,113)	(458)	(17,765)	(30,336)

Mineral properties and property, plant and equipment		406,050	244,349	522	650,921

(a) All revenues are attributed to sales in Argentina.
(b) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

During the three and nine months ended September 30, 2010, 100% of our silver concentrate production was sold to one customer (note 3(d)).

Segmented assets by geographic location are as follows:

		September 30, 2010		December 31, 2009
	Mineral property costs and property, plant and equipment	Total assets	Mineral property costs and property, plant and equipment	Total assets
	$	$	$	$

Argentina	426,640	544,289	436,789	518,493
Australia	18,204	20,733	20,054	20,191
Canada	42,914	96,623	23,084	76,111
Chile	8,609	8,635	7,868	7,875
Mexico	93,104	95,228	72,598	73,832
Peru	52,555	54,123	43,584	44,498
United States	8,895	9,181	8,641	8,925

	650,921	828,812	612,618	749,925

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13 SUBSEQUENT EVENT

Sale agreement for the Snowfield and Brucejack properties

On October 28, 2010 we entered into an agreement whereby our wholly owned Snowfield and Brucejack properties in northern British Columbia, Canada, would be sold to Pretium Resources Inc. (“Pretium”) subject to closing. Under the terms of the arrangement Pretium will pay an aggregate purchase price of C$450 million. The purchase price will consist of a minimum of C$215 million in cash, and the balance in common shares of Pretium. The value of cash and common shares to be received are subject to adjustment following the closing of Pretium’s proposed initial public offering. Our ownership interest in Pretium upon closing of the transaction is expected to be less than 50%.

We have not yet determined the impact of this transaction on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

    Consolidated summarized balance sheets:

		September 30, 2010			December 31, 2009

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	102,583	-	102,583	75,197	(1,859)	73,338
Convertible debenture	6,335	-	6,335	6,081	-	6,081
Value added tax recoverable	66,912	-	66,912	54,095	-	54,095
Mineral property costs (a)i)	417,941	(319,395)	98,546	371,065	(269,111)	101,954
Other property, plant and equipment (a)v)	232,980	2,910	235,890	241,553	3,474	245,027
Other assets	2,061	-	2,061	1,934	-	1,934

	828,812	(316,485)	512,327	749,925	(267,496)	482,429

Liabilities
Current liabilities	37,382	-	37,382	50,682	-	50,682
Long-term convertibles notes	116,275	-	116,275	110,739	-	110,739
Other liabilities (a)i)	50,695	(35,272)	15,423	51,318	(36,798)	14,520

	204,352	(35,272)	169,080	212,739	(36,798)	175,941

Shareholders’ Equity
Share capital (a)iii)	649,101	(950)	648,151	538,700	(950)	537,750
Value assigned to:
Long-term convertible notes	37,383	-	37,383	37,383	-	37,383
Stock options (a)iv)	46,222	(4,186)	42,036	40,417	(4,186)	36,231
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	(10,343)	6,475	(3,868)	(11,747)	6,264	(5,483)
Deficit (a)i), (a)ii), (a)iii), (a)v)	(98,909)	(282,552)	(381,461)	(68,573)	(231,826)	(300,399)

	623,964	(281,213)	342,751	536,690	(230,698)	305,992

Non-controlling interest	496	-	496	496	-	496

	828,812	(316,485)	512,327	749,925	(267,496)	482,429

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

    Consolidated summarized statements of loss:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$

Loss in accordance with Canadian GAAP	(7,500)	(95)	(30,336)	(4,067)
Mineral property costs for the period (a)i)	(26,578)	(11,059)	(48,589)	(17,857)
Adjustment for depletion, depreciation and amortization (a)i)	736	-	2,299	-
Gain on sale of mineral property (a)i)	-	-	1,859	412
Future income tax expense on marketable securities (a)ii)	(751)	(387)	(211)	(67)
Reversal of future income tax recovery, net of foreign exchange (a)i)	1,300	-	(5,520)	-
Financing fees on convertible notes (a)v)	(190)	-	(564)	-

Loss in accordance with U.S. GAAP	(32,983)	(11,541)	(81,062)	(21,579)

Other comprehensive (loss)
in accordance with Canadian GAAP	4,778	2,586	1,404	1,963
Translation adjustment	-	(632)	-	(2,445)
Future income tax expense on marketable securities (a)ii)	751	387	211	67

Other comprehensive Income( loss)
in accordance with U.S. GAAP	5,529	2,341	1,615	(415)

Total comprehensive loss
in accordance with U.S. GAAP	(27,454)	(9,200)	(79,447)	(21,994)

Basic and diluted weighted-average common shares (000’s)	78,767	70,143	77,531	67,864

Basic and diluted loss per share	(0.42)	(0.16)	(1.05)	(0.32)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

    Consolidated summarized statements of cash flows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	4,918	(5,677)	(18,788)	(19,073)
Mineral property costs (a)i)	(26,357)	(8,274)	(41,416)	(16,941)
Financing fees on convertible debt (a)v)	-	-	-	-

Pursuant to U.S. GAAP	(21,439)	(13,951)	(60,204)	(36,014)

Cash flows from financing activities
Pursuant to Canadian GAAP	915	47,906	109,589	142,865
Financing fees on convertible debt (a)v)	-	-	-	-

Pursuant to U.S. GAAP	915	47,906	109,589	142,865

Cash flows from investing activities
Pursuant to Canadian GAAP	(27,713)	(52,178)	(81,621)	(152,919)
Mineral property costs (a)i)	26,357	8,274	41,416	16,941

Pursuant to U.S. GAAP	(1,356)	(43,904)	(40,205)	(135,978)

a)
We prepare our unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our unaudited interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”).  The major differences between Canadian and U.S. GAAP and their effect on the unaudited interim consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred.  Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets” (Codified within ASC 930), are viewed as a tangible asset and capitalized.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property such as those relating to constructing infrastructure necessary to extract the reserves and preparing the mine for production are capitalized.  Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed.  Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management with regard to when the asset is considered to be available for use.  The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production.  As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009.

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko.  The sale resulted in a gain of $167,000 for Canadian GAAP after deducting the carrying value of the property.  For U.S. GAAP, the gain on sale was increased by $35,000 reflecting the lower carrying value of the mineral property for U.S. GAAP purposes.

On February 2010, we completed the sale of the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  For Canadian GAAP, the sale resulted in a gain of $13,073,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S GAAP, the gain on the sale was increased by $1,859,000, reflecting the lower carrying value of mineral property costs under U.S GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

ii)
Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC-172, “Income Statement Presentation of a Tax Loss Carry forward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)
Under Canadian GAAP, before the introduction of CICA 1582, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)
The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP differences on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.  In addition, under U.S. GAAP, related financing costs are classified as financing activities.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

        The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable

	September 30,	December 31,
	2010	2009
	$	$

Value added tax recoverable	416	19
Other receivables	16,066	6,219
	16,482	6,238

ii)	Recently Adopted Accounting Standards

•
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and United States GAAP difference on all balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP (see 13(a)(v)).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855). The statement is effective for financial statements ending after September 15, 2009.  SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact our consolidated financial statements.

iii)	Impact of Recently Issued Accounting Standards

•
In August 2009, FASB amended SFAS 157 (Codified within ASC 820).  The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability.  The amended standard also clarifies the application of certain valuation techniques.  This standard is effective for interim and annual periods beginning after August 26, 2009.  The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

•
In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R” (“SFAS 167”, not yet included in Codification).  SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments.  SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

•
In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, not yet included in Codification). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In January 2010, the Financial Statement Accounting Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales and issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and a liability measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements using Level 2 and Level 3 inputs. The disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement is effective for fiscal years beginning after December 15, 2010. All other requirements of this ASU are effective in interim and annual periods beginning after December 15, 2009. The adoption of this standard did not have a significant impact on our interim consolidated financial statements.